SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 4)

SUNGARD DATA SYSTEMS INC.

(Name of the Issuer)

SunGard Data Systems Inc.

Cristóbal Conde

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

867363103

(CUSIP Number of Class of Securities)

SunGard Data Systems Inc. Attention: Lawrence A. Gross, Esq. 680 East Swedesford Road Wayne, Pennsylvania 19087 (484) 582-2000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Clare O’Brien, Esq. Creighton O’M. Condon, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	Howard L. Shecter, Esq. Robert J. Lichtenstein, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 (212) 309-6000

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$11,042,657,740	$1,299,720

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 290,339,403 shares of common stock of SunGard Data Systems Inc. (“SunGard”) and (ii) $36.00 and (b) the product of (i) 47,009,493 shares of common stock of SunGard subject to currently outstanding options and (ii) the excess of $36.00 over $23.44, the weighted average exercise price with respect to such options.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,300,000

Form or Registration No.: Schedule 14A

Filing Party: SunGard Data Systems Inc.

Date Filed: April 12, 2005

Introduction

This Amendment No. 4 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (1) SunGard Data Systems Inc., a Delaware corporation (the “Company”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction and (2) Cristóbal Conde, an individual, the chief executive officer and a director of the Company (together with the Company, the “Filing Persons”).

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 27, 2005, between the Company and Solar Capital Corp., a Delaware corporation (“Merger Co”), Merger Co or a wholly-owned subsidiary of Merger Co will merge with and into the Company, and the Company will continue as the surviving corporation (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of the Company, owned by Merger Co or any direct or indirect wholly owned subsidiary of Merger Co or the Company or held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $36.00 in cash. The Merger Agreement also provides that immediately prior to the effective time of the Merger, all outstanding options to acquire Common Stock will become fully vested and immediately exercisable. All such options (other than certain options held by certain executive officers and other members of senior management who will invest in equity securities of the holding company or holding companies of the surviving corporation) not exercised prior to the Merger will be converted into a right to receive, upon the exercise of the option and payment of the applicable exercise price, an amount of cash equal to $36.00 multiplied by each share of stock subject to the option. Any such option not so exercised will, immediately following such conversion, be cancelled in exchange for an amount in cash (without interest), equal to the product of (1) the total number of shares of Common Stock subject to the option multiplied by (2) the excess of $36.00 over the exercise price per share of Common Stock under such option, less any applicable withholding taxes.

As a result of the Merger, current stockholders of the Company, other than certain executive officers and other members of senior management who will invest in equity securities of the holding company or holding companies of the surviving corporation, will cease to have ownership interests in the Company or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.

Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. At the annual meeting, the adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least a majority of the shares of Common Stock outstanding as of the close of business on the record date.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

All information contained in this Statement concerning either of the Filing Persons has been provided by such Filing Person and neither Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Statement shall not be construed as an admission by either Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by Mr. Conde, or that Mr. Conde is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

SunGard Data Systems Inc.

680 East Swedesford Road

Wayne, Pennsylvania 19087

(484) 582-2000

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“THE ANNUAL MEETING – Record Date, Quorum and Voting Power”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICES OF THE COMPANY’S STOCK” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICES OF THE COMPANY’S STOCK” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“BENEFICIAL OWNERSHIP OF COMMON STOCK”

“TRANSACTIONS IN SHARES OF COMMON STOCK”

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“THE PARTIES TO THE MERGER”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“THE PARTIES TO THE MERGER”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc.

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT – Treatment of Stock and Options”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“DISSENTERS’ RIGHTS OF APPRAISAL”

ANNEX D – Section 262 of the Delaware General Corporation Law

(e)	Provisions for Unaffiliated Security Holders. As described in the Proxy Statement under “SPECIAL FACTORS – Background of the Merger”, which is incorporated herein by reference, the board of directors of the Company authorized the retention of the law firm of Morgan, Lewis & Bockius LLP to represent management in connection with the proposed transaction and agreed that the Company will reimburse or pay the fees and expenses of such law firm in connection with such representation. In addition, members of management have, by reason of their position as such, access to certain corporate files of the Company. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“TRANSACTIONS IN SHARES OF COMMON STOCK”

“EXECUTIVE COMPENSATION – Certain Transactions with Management”

“EXECUTIVE COMPENSATION – Certain Relationships and Related Transactions”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“TRANSACTIONS IN SHARES OF COMMON STOCK”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“TRANSACTIONS IN SHARES OF COMMON STOCK”

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SPECIAL FACTORS – Purposes, Reasons and Plans for SunGard after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“THE MERGER AGREEMENT – Structure”

“THE MERGER AGREEMENT – Treatment of Stock and Options”

ANNEX A – Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for SunGard after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Amendments to the Company’s Rights Agreement”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Board Recommendation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Purposes, Reasons and Plans for SunGard after the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for SunGard after the Merger”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Board Recommendation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC”

“SPECIAL FACTORS – Opinion of Lazard Frères & Co. LLC”

“SPECIAL FACTORS – Purposes, Reasons and Plans for SunGard after the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for SunGard after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc.

Item 8.	Fairness of the Transaction

Regulation M-A 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Board Recommendation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC”

“SPECIAL FACTORS – Opinion of Lazard Frères & Co. LLC”

“SPECIAL FACTORS – Position of Cristóbal Conde as to Fairness”

Annex B – Opinion of Credit Suisse First Boston LLC

Annex C – Opinion of Lazard Frères & Co. LLC

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Board Recommendation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC”

“SPECIAL FACTORS – Opinion of Lazard Frères & Co. LLC’

“SPECIAL FACTORS – Position of Cristóbal Conde as to Fairness”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B – Opinion of Credit Suisse First Boston LLC

Annex C – Opinion of Lazard Frères & Co. LLC

(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Annual Meeting and the Merger”

“SUMMARY – Conditions to Closing”

“SUMMARY – Termination of the Merger Agreement”

“THE ANNUAL MEETING – Record Date, Quorum and Voting Power”

“THE ANNUAL MEETING – Required Vote”

“THE MERGER AGREEMENT”

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC”

“SPECIAL FACTORS – Opinion of Lazard Frères & Co. LLC”

Annex B – Opinion of Credit Suisse First Boston LLC

Annex C – Opinion of Lazard Frères & Co. LLC

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Board Recommendation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC”

“SPECIAL FACTORS – Opinion of Lazard Frères & Co. LLC”

“THE MERGER AGREEMENT – Representations and Warranties”

Annex B – Opinion of Credit Suisse First Boston LLC

Annex C – Opinion of Lazard Frères & Co. LLC

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Opinion of Credit Suisse First Boston LLC”

“SPECIAL FACTORS – Opinion of Lazard Frères & Co. LLC”

“THE MERGER AGREEMENT – Representations and Warranties”

Annex B – Opinion of Credit Suisse First Boston LLC

Annex C – Opinion of Lazard Frères & Co. LLC

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and coping at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Financing”

“SUMMARY – Termination Fees and Expenses”

“SUMMARY – Investor Group Guarantees”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Guarantees; Remedies”

“SPECIAL FACTORS – Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc.

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Questions and Answers About the Annual Meeting and the Merger”

“SUMMARY – Financing”

“SUMMARY – Termination of the Merger Agreement”

“SUMMARY – Termination Fees and Expenses”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing”

“THE MERGER AGREEMENT”

ANNEX A – Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc.

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Financing”

“SUMMARY – Termination Fees and Expenses”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Fees and Expenses of the Merger”

“SPECIAL FACTORS – Financing”

“THE MERGER AGREEMENT – Fees and Expenses”

ANNEX A – Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc.

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Financing”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing”

ANNEX A – Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“BENEFICIAL OWNERSHIP OF COMMON STOCK”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“BENEFICIAL OWNERSHIP OF COMMON STOCK”

“TRANSACTIONS IN SHARES OF COMMON STOCK”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for SunGard after the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE ANNUAL MEETING – Voting by Directors and Executive Officers”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Annual Meeting and the Merger”

“SUMMARY – Board Recommendation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for SunGard after the Merger”

Item 13.	Financial Information

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED FINANCIAL INFORMATION”

“RATIO OF EARNINGS TO FIXED CHARGES”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Questions and Answers About the Annual Meeting and the Merger”

“SUMMARY – Board Recommendation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Fees and Expenses”

“THE ANNUAL MEETING – Voting by Directors and Executive Officers”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Summary Term Sheet”

“SUMMARY – Board Recommendation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Company’s Board of Directors”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE ANNUAL MEETING – Voting by Directors and Executive Officers”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a	)(1)	Letter to Stockholders of SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(a	)(2)	Notice of Annual Meeting of Stockholders of SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(a	)(3)	Proxy Statement of SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(b	)(1)	Debt Commitment Letter, dated March 27, 2005, between JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citicorp North America, Inc., Citigroup Global Markets Inc., Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and Morgan Stanley Senior Funding, Inc. and Merger Co*

(c	)(1)	Opinion of Credit Suisse First Boston LLC, dated March 27, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(c	)(2)	Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated March 27, 2005*

(c	)(3)	Preliminary Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated March 22, 2005*

(c	)(4)	Preliminary Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated February 1, 2005*

(c	)(5)	Preliminary Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated December 14, 2004*

(c	)(6)	Fairness Opinion of Lazard Frères & Co. LLC, dated as of March 27, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(c	)(7)	Valuation Materials prepared by Lazard Frères & Co. LLC, dated as of March 27, 2005*

(c	)(8)	Preliminary Valuation Materials prepared by Lazard Frères & Co. LLC, dated as of March 21, 2005*

(d	)(1)	Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(d	)(2)	Form of Management Agreement*

(f	)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D of the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(g	)	None

* Previously filed on April 12, 2005.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 27, 2005

SUNGARD DATA SYSTEMS INC.

By:	/s/ Michael J. Ruane
Name:	Michael J. Ruane
Title:	Senior Vice President - Finance and Chief Financial Officer

CRISTÓBAL CONDE

/s/ Cristóbal Conde

EXHIBIT INDEX

(a	)(1)	Letter to Stockholders of SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(a	)(2)	Notice of Annual Meeting of Stockholders of SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(a	)(3)	Proxy Statement of SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(b	)(1)	Debt Commitment Letter, dated March 27, 2005, between JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Citicorp North America, Inc., Citigroup Global Markets Inc., Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and Morgan Stanley Senior Funding, Inc. and Merger Co*

(c	)(1)	Opinion of Credit Suisse First Boston LLC, dated March 27, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(c	)(2)	Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated March 27, 2005*

(c	)(3)	Preliminary Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated March 22, 2005*

(c	)(4)	Preliminary Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated February 1, 2005*

(c	)(5)	Preliminary Presentation of Credit Suisse First Boston LLC to the Board of Directors of SunGard Data Systems Inc., dated December 14, 2004*

(c	)(6)	Fairness Opinion of Lazard Frères & Co. LLC, dated as of March 27, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(c	)(7)	Valuation Materials prepared by Lazard Frères & Co. LLC, dated as of March 27, 2005*

(c	)(8)	Preliminary Valuation Materials prepared by Lazard Frères & Co. LLC, dated as of March 21, 2005*

(d	)(1)	Agreement and Plan of Merger, dated as of March 27, 2005, between Solar Capital Corp. and SunGard Data Systems Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(d	)(2)	Form of Management Agreement*

(f	)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D of the Proxy Statement on Schedule 14A filed by SunGard Data Systems Inc. with the Securities and Exchange Commission on June 27, 2005

(g	)	None

*	Previously filed on April 12, 2005.